UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Group files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. The Bank will file an annual report on Form 20-F with the SEC beginning with the year ended December 31, 2007. The SEC reports of the Group and the Bank are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 1-202-942-8090 and are also available under “Investor Relations” on the Group’s website at www.credit-suisse.com.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information is included in this report on Form 6-K, which should be read with the Bank’s Annual Report, for the year ended December 31, 2006 and other information filed with the SEC on Form 6-K on March 28, 2007, and the condensed consolidated financial statements and other information for the Bank for the first and second quarters of 2007 filed with the SEC on Form 6-K on May 3, 2007 and August 3, 2007, respectively.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected income statement information

in	6M07	6M06	% change

Statements of income (CHF million)

Net revenues	23,590	18,684	26

Provision for credit losses	28	(44)	–

Compensation and benefits	10,026	7,856	28

General and administrative expenses	3,198	3,095	3

Commission expenses	1,141	1,012	13

Total other operating expenses	4,339	4,107	6

Total operating expenses	14,365	11,963	20

Income from continuing operations before taxes, minority interests and extraordinary items	9,197	6,765	36

Income tax expense	1,631	1,009	62

Minority interests	2,391	2,162	11

Income from continuing operations before extraordinary items	5,175	3,594	44

Extraordinary items, net of tax	0	(24)	100

Net income	5,175	3,570	45

The Bank’s condensed consolidated financial statements as of and for the six months ended June 30, 2007 and 2006 are attached as an exhibit to this Form 6-K and are incorporated herein by reference.
Operating results
For 6M07, net income for the Bank was CHF 5,175 million, up CHF 1,605 million, or 45%, against 6M06. The Bank’s results for 6M07 reflected the continued favorable operating environment and client-focused business model.

Net revenues were CHF 23,590 million, up CHF 4,906 million, or 26%, from 6M06, benefiting from the favorable equity markets, with global equity markets trending higher, increased trading volumes and higher volatility. The fixed income markets were generally challenging, but offered attractive trading opportunities, despite the dislocation of the US subprime mortgage market at the end of 1Q07, the effects of which carried over into 2Q07. Favorable market conditions and continued operational improvement helped to sustain strong growth in assets under management and net new assets.

Provision for credit losses was CHF 28 million, up CHF 72 million from 6M06, primarily due to additional reserves related to emerging markets loan portfolio growth that were partially offset by recoveries and a reduced level of other net provisions. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels towards the end of 2007.

Compensation and benefits were CHF 10,026 million, up CHF 2,170 million, or 28%, from 6M06. The increase was due primarily to higher performance-related compensation expenses reflecting the improved business results.

General and administration expenses were CHF 3,198 million, up CHF 103 million, or 3%, from 6M06. Excluding the credits from insurance settlements of CHF 474 million in Investment Banking and realignment costs of CHF 141 million in Asset Management in 2Q06 and a CHF 37 million provision release in Corporate & Retail Banking in 1Q07, general and administrative expenses decreased CHF 193 million, or 6%. This reflected a decline in most expense categories as a result of disciplined expense management.

Commission expenses were CHF 1,141 million, up CHF 129 million, or 13%, from 6M06 due primarily to increased business activity.
The effective tax rate was 17.7% in 6M07 compared to 14.9% in 6M06. The increase in tax expense was due to the increase in income before tax.

Information on the company
The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in “Item 4 – Information on the company” in the Group’s 2006 20-F. Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s condensed consolidated balance sheet and statement of income. In 2006 and prior years, these related principally to the activities of Clariden Leu and Neue Aargauer Bank. The results of operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s consolidated statement of income. The results of operations of BANK-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s consolidated financial statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s consolidated financial statements.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu[1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now[2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheet and statement of income. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

Comparison of consolidated statements of income

		Bank		Group

in	6M07	6M06	6M07	6M06

Statements of income (CHF million)

Net revenues	23,590	18,684	24,657	19,713

Total operating expenses	14,365	11,963	14,761	12,238

Income from continuing operations before taxes, minority interests and extraordinary items	9,197	6,765	9,863	7,526

Income from continuing operations before extraordinary items	5,175	3,594	5,918	4,214

Comparison of consolidated balance sheets

		Bank		Group

end of	2Q07	4Q06	2Q07	4Q06

Balance sheet statistics (CHF million)

Total assets	1,391,324	1,226,764	1,415,174	1,255,956

Total liabilities	1,359,999	1,200,719	1,371,325	1,212,370

For additional condensed consolidating financial information as of and for the six months ended 6M07 and 6M06 for the Bank, Credit Suisse Group parent company and other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments, see note 22 “Subsidiary guarantee information” in the notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 2Q07, which were filed with the SEC on August 3, 2007.

Operating and financial review and prospects
The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of the Group. The Bank operates through the same operating segments as the Group and these segment results are included in the discussion of the Group’s Core Results. The Core Results for 6M07 compared to 6M06 are discussed below and in the Group’s Form 6-K filed with the SEC on Form 6-K on August 3, 2007.

Core Results
Core Results include the results of the Investment Banking, Private Banking and Asset Management segments and the Group’s Corporate Center. Results of the Bank and the Group also include revenues and expenses from the consolidation of certain private equity funds and other entities in which they do not have a significant economic interest (SEI) in such revenues and expenses and these are not included in Core Results.

The Group’s Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments, as well as all gains and losses recorded as a result of applying the fair value option to our own debt. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Group Corporate Center revenues, expenses and income from continuing operations were not a significant part of Core Results in 6M07 or 6M06.

Credit Suisse and Core Results

		Core Results		Minority Interests without SEI		Credit Suisse

in	6M07	6M06	6M07	6M06	6M07	6M06

Statements of income (CHF million)

Net interest income	4,283	3,466	55	66	4,338	3,532

Commissions and fees	10,263	8,716	(44)	(57)	10,219	8,659

Trading revenues	7,026	4,726	0	53	7,026	4,779

Other revenues	800	780	2,274	1,963	3,074	2,743

Net revenues	22,372	17,688	2,285	2,025	24,657	19,713

Provision for credit losses	33	(51)	0	0	33	(51)

Compensation and benefits	10,292	8,170	67	0	10,359	8,170

General and administrative expenses	3,134	2,952	17	22	3,151	2,974

Commission expenses	1,251	1,094	0	0	1,251	1,094

Total other operating expenses	4,385	4,046	17	22	4,402	4,068

Total operating expenses	14,677	12,216	84	22	14,761	12,238

Income from continuing operations before taxes	7,662	5,523	2,201	2,003	9,863	7,526

Income tax expense	1,685	1,217	0	0	1,685	1,217

Minority interests	59	92	2,201	2,003	2,260	2,095

Income from continuing operations	5,918	4,214	0	0	5,918	4,214

Income from discontinued operations	0	572	0	0	0	572

Extraordinary items	0	(24)	0	0	0	(24)

Net income	5,918	4,762	0	0	5,918	4,762

Results detail
The following provides a comparison of our Core Results, 6M07 versus 6M06.
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Up 26% from CHF 17,688 million to CHF 22,372 million
The increase reflects strong performances across Investment Banking, Private Banking and Asset Management, which benefited from good client activity in favorable market conditions and an overall healthy economic environment. Net revenues benefited from lower funding costs, which reflected an increase in the level of free funds following the disposal of Winterthur as of the end of 4Q06.

In Investment Banking, we had strong revenues in our debt underwriting and our fixed income and equity trading businesses. The results in debt underwriting primarily reflected a strong performance in leveraged finance, which benefited from active markets, the strength of our syndicated lending business, higher levels of high-yield debt issuance, improved high-yield market share and our strong client relationships with financial sponsors. The increase in revenues was driven by higher leveraged finance revenues partly offset by lower revenues in the structured products businesses due to the impact of the dislocation in the US subprime mortgage market that began in late 1Q07. Higher equity underwriting revenues reflected strong equity markets and improved market share. Fixed income trading reflected good opportunities across various fixed income businesses despite the more challenging market conditions. The increase in revenues was driven primarily by higher revenues in leveraged finance, structured products, including commercial mortgage-backed securities, emerging markets trading and currency trading businesses. The fixed income proprietary trading business improved from a weak 6M06. The leveraged finance business benefited from our strength in the syndicated lending market and increased supply in the high-yield new issue market. These results were partially offset by lower revenues in the residential mortgage-backed securities business as a result of lower origination volumes and valuations following the dislocation in the US subprime mortgage market that started in late 1Q07. Equity trading revenues reflected strong results amid favorable equity markets across most businesses. The increase primarily reflected higher revenues in equity proprietary trading, which generated strong results across most strategies and regions. The cash business also recorded higher revenues, due to increased deal activity and client flows, as well as the continued strong performance of Advanced Execution Services, our algorithmic trading service, which is part of our electronic trading platform. The strong results in advisory and other fees were due to significantly higher mergers and acquisitions activity and higher market share in announced and completed transactions over the past several quarters.

In Private Banking, net revenues reflected the positive market conditions. Wealth Management showed improvement in both recurring and transaction-based revenues. Increased recurring revenues reflected higher net interest income, mainly from lower funding costs, and higher asset-based commissions and fees, particularly from managed assets. Transaction-based revenues grew due to higher brokerage and product issuing fees. The positive market conditions helped to support the strong growth in assets under management. Net new assets grew at an annualized rate of 7.3% compared to the strong 8.9% in 6M06, with good net inflows across regions. Corporate & Retail Banking showed improved results in both net interest income and total non-interest income. Net interest income benefited mainly from higher liability volumes and margins and lower funding costs, partially offset by lower asset margins from continuing market pressure. Commissions and fees were higher mainly due to income from the minority interests of a consolidated joint venture. Net new assets reflected an outflow mainly due to a single client in the institutional pension fund business.

In Asset Management, net revenues increased due to an increase in diversified strategies, private equity commission income and higher asset management and administrative revenues, due primarily to increased balanced assets and fixed income and money market assets. This increase was slightly offset by a decrease in private equity and other investment-related gains. Diversified strategies increased mainly as a result of higher revenues in the Leverage Finance Group, which specializes in the management of leveraged loans and other leveraged assets, across most regions and our real estate activities in Switzerland. Private equity commissions and fees increased, primarily reflecting growth in commitments to, and assets managed in, our private equity funds, leveraged corporate funds, customized fund of hedge funds and mezzanine funds. Revenues from balanced assets increased, primarily due to higher revenues in multi-asset class solutions. Revenues from fixed income and money market assets also increased, primarily related to fixed income asset growth in Europe and higher money market assets in the US. Assets under management and net new assets were up, reflecting good market conditions and our capabilities and efforts at implementing strategies for successful asset gathering and management for new and existing clients.

Provision for credit losses
From CHF (51) million to CHF 33 million
The increase was due primarily to additional reserves related to emerging markets loan portfolio growth, partially offset by recoveries and reduced reserves. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels towards the end of 2007.

Operating expenses
Compensation and benefits
Up 26% from CHF 8,170 million to CHF 10,292 million
The increase was due primarily to higher performance-related compensation reflecting improved results. In Investment Banking, compensation and benefits expense is targeted at 51.5% of net revenues, with discretionary bonus representing a considerable portion of the total amount. In Private Banking, the increase also related to the international expansion in Wealth Management and higher salaries and benefits in Corporate & Retail Banking. In Asset Management, the increase was also a result of ongoing efforts to hire new investment talent and build product development and distribution capabilities.

General and administrative expenses
Up 6% from CHF 2,952 million to CHF 3,134 million
The increase was primarily due to credits from insurance settlements of CHF 474 million in Investment Banking and realignment costs of CHF 141 million in Asset Management in 6M06 and a CHF 37 million release of non-credit related provisions in Corporate & Retail Banking in 6M07. Excluding these credits, general and administrative expenses decreased CHF 114 million, or 3%. This reflected a decline in most expense categories as a result of disciplined expense management.

Commission expenses
Up 14% from CHF 1,094 million to CHF 1,251 million
The increase reflected increased business activity.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1 Credit Suisse (Bank) Financial Statements 6M07

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: August 3, 2007

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer